BALLARD

BALLARD POWER SYSTEMS INC.

Management's Discussion and Analysis

Fourth Quarter and Fiscal Year 2025

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ballard.com

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements about expected events and the financial and operating performance of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”). Forward-looking statements include any statements that do not refer to historical facts. Forward-looking statements are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources and uses of capital, outlook, strategy, order backlog, order book of expected deliveries, sales pipeline and future product sales; future product roadmap, including expected product costs and selling prices; future production capacities and volumes; the markets for our products; expenses and costs; research, technology and product development activities, including future product performance, attributes, and launches and product cost reduction plans; as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions, including regarding our ability to implement, execute, complete or realize benefits of our restructuring initiatives on the timelines we expect, including our expectations with response to our expected restructuring changes, cost savings and the reduction of our planned capital expenditure. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to hydrogen and fuel cell market development; certain factors and assumptions relating to our existing customer and partner relationships; the generation of new sales; producing, delivering, and selling the expected product and service volumes at the expected prices and costs; and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts; manufacturing capacity and cost; product and service pricing; market demand; and the availability and prices of raw materials, labour, and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: our ability to successfully execute our business plan; commercial adoption of hydrogen in mobility and stationary power applications, including delays in hydrogen adoption and negative market sentiment; our expectation that our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures and potential investments, and our ability to access additional capital when required; potential fluctuations in our financial and business results that make forecasting difficult and may restrict our access to funding; our dependence on a limited number of customers and risks associated with early-stage market activities; our dependence on third party suppliers for the supply of key materials and components and risks of supply chain disruption; our dependence on OEMs and system integrators; our limited experience manufacturing fuel cell products at commercial scale; risks inherent in international operations, including trade tariffs, currency restrictions and restrictions on repatriation of funds; risks under certain customer supply agreements; public policy and regulatory changes, including regulations relating to perfluoroalkyl and polyfluoroalkyl substances and changes to clean energy subsidies and incentives; adequate investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel; geopolitical events and global economic risks; inflationary pressures, including relating to supply of materials and labour; commodity price fluctuations; competition and competitive technologies; risks associated with capital investments and new business processes; risks associated with mergers and acquisitions; our technology and products may not meet market requirements; we may not be able to sell our products on a commercially viable basis on the timetable anticipated, or at all; our ability to attract and retain key personnel; warranty claims, product performance guarantees, or indemnification claims; a mass market for our products may never develop or may take longer to develop than anticipated; cybersecurity threats; our ability to protect our intellectual property; climate change risks; regulatory agency actions that could affect existing or future investments, acquisitions or joint ventures; additional issuance of securities may dilute existing securityholders and affect the market price of our securities; exchange rate fluctuations; product safety, product liability or other claims; environmental liabilities; changes in U.S. tax laws and tax status related to “passive foreign investment company” designation; emerging diseases;; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this document or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements. The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis (“MD&A”). Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A including the occurrence of unanticipated events.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 11, 2026

Section	Description
1.Introduction	1.1 Preparation of the MD&A 1.2 Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting 1.3 Risks and Uncertainties
2. Core Strategy and Business	2.1 Core Business 2.2 Strategic Imperatives
3. Select Annual Financial Information and 2026 Business Outlook	3.1 Select Annual Financial Information 3.2 2025 Performance Compared to 2025 Business Outlook 3.3 2026 Business Outlook
4. Recent Developments (Including Contractual Updates)	4.1 Recent Developments (including Contractual updates)
5. Results of Operations
5.1 Operating Segments
5.2 Summary of Key Financial Metrics –
Three months ended December 31, 2025
5.3 Summary of Key Financial Metrics –
Year ended December 31, 2025
5.4 Operating Expenses and Other Items –
Three months and year ended December 31, 2025
5.5 Summary of Quarterly Results

6. Cash Flow, Liquidity and Capital Resources
    6.1 Summary of Cash Flows
    6.2 Cash Provided by (Used by) Operating Activities
    6.3 Cash Provided by (Used by) Investing Activities
    6.4 Cash Provided by (Used by) Financing Activities
    6.5 Liquidity and Capital Resources

7. Other Financial Matters	7.1 Off Balance Sheet Arrangements and Contractual Obligations 7.2 Related Party Transactions 7.3 Outstanding Share and Equity Information
8. Use of Proceeds	8.1 Reconciliation of Use of Proceeds from Previous Financings
9. Accounting Matters	9.1 Overview 9.2 Critical Judgments in Applying Accounting Policies 9.3 Key Sources of Estimation Uncertainty 9.4 Recently Adopted Accounting Policy Changes 9.5 Future Accounting Policy Changes
10. Supplemental Non-GAAP Measures and Reconciliations	10.1 Overview 10.2 Cash Operating Costs 10.3 EBITDA and Adjusted EBITDA

1. INTRODUCTION
1.1 Preparation of the MD&A
This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as of March 11, 2026 and should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2025. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities and is also available on our website at www.ballard.com.
1.2 Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.
As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2025, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.
Internal control over financial reporting
The CEO and CFO, together with certain other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and overseen by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.
Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has determined that internal control over financial reporting was effective as of December 31, 2025.
KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG LLP has also expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2025.
Changes in internal control over financial reporting
During the year ended December 31, 2025, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering our subsidiaries including Ballard Power Systems Europe A/S, Ballard Fuel Cell Systems Inc., and Guangzhou Ballard Power Systems Co., Ltd.
1.3 Risks and Uncertainties
An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described in our Annual Information Form are not the only ones that we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities.
A summary of our identified risks and uncertainties are as follows:
•We may not be able to successfully execute our business plan.
•Commercial adoption of hydrogen in mobility and stationary power applications, including delays in hydrogen adoption and negative market sentiment are beyond our control and may have an adverse impact on our business, our key suppliers, and/or customers and our ability to raise capital.
•We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, and potential acquisitions and other investments by our business, including in certain hydrogen infrastructure and growth equity funds, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.
•Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.
•We depend on a limited number of customers for the majority of our revenues and are subject to risks associated with early-stage market activities related to fuel cell bus, truck, rail, marine and stationary applications.
•We are dependent on third party suppliers for the supply of key materials and components for our products and services and may be subject to supply chain disruption.

•We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.
•We have limited experience manufacturing fuel cell products on a commercial basis and our experience has been limited to relatively low production volumes.
•We are subject to risks inherent in international operations, including restrictions on the conversion of currencies and restrictions on repatriation of funds, and risks related to trade tariffs.
•Certain of our customer supply agreements are subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions.
•Public policy and regulatory changes, including regulations relating to perfluoroalkyl and polyfluoroalkyl substances used in our products, could hurt the market for our products and services.
•Adequate investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel is beyond our control.
•Geopolitical events are beyond our control and may have an adverse impact on our business, our key suppliers, and/or customers.
•We currently face inflationary pressures, including relating to supply of materials and labour.
•Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.
•We currently face and will continue to face significant competition, and many current and future competitors may have significantly more resources.
•We could be adversely affected by risks associated with capital investments and new business processes.
•We could be adversely affected by risks associated with mergers and acquisitions.
•Our technology and products may not meet the market requirements, including requirements relating to performance, integration and / or cost.
•We may not be able to sell our products on a commercially viable basis on the timetable we anticipate, or at all.
•We could lose or fail to attract the personnel necessary to operate our business.
•Warranty claims, product performance guarantees, or indemnification claims could negatively impact our gross margins and financial performance.
•A mass market for our products may never develop or may take longer to develop than we anticipate.
•We may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or confidential information, as may our customers, suppliers and/or partners.
•We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success.
•Climate change risks may adversely affect our operations, or the operations of our suppliers, customers and/or partners.

•Regulatory agencies could require us to modify or terminate existing investments, acquisitions or joint ventures and could delay or prevent future opportunities.
•Additional issuance of securities by Ballard may dilute existing securityholders, reduce some or all of Ballard’s financial measures on a per share basis, reduce the trading price of the Common Shares or other Ballard securities or impede Ballard’s ability to raise future capital.
•Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.
•Our products use flammable fuels and some generate high voltages, which could subject our business to product safety, product liability or other claims.
•We could be liable for environmental damages resulting from our research, development or manufacturing operations.
•We may constitute a “passive foreign investment company” which could result in adverse U.S. federal income tax consequences for U.S. investors.
•Emerging diseases may adversely affect our operations our suppliers, our customers and/or partners.
2. CORE BUSINESS AND STRATEGY
2.1 Core Business
At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell power system development and commercialization.
Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training.
A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, methanol, ammonia, or other hydrocarbon fuels, or from water through electrolysis. Ballard’s PEM fuel cell products are typically designed to feature high fuel efficiency, relatively low operating temperature, high durability, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard fuel cell product lies a stack of unit cells designed with our proprietary PEM fuel cell technology. This technology includes membrane electrode assemblies, catalysts, plates, and other key components, and draw on intellectual property from our patent portfolio, together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and systems integration.
We are based in Canada, with head office, research, technology and product development, engineering services, testing, manufacturing and after-sale service facilities in Burnaby, British Columbia. We also have sales and after-sale service facilities in Hobro, Denmark, a module assembly facility in Bend, Oregon, and a sales and logistics office in Guangzhou, Guangdong Province, China.

We have a non-controlling, 49% interest in Weichai Ballard Hy-Energy Technologies Co., Ltd. (“Weichai Ballard JV”), located in Weifang, Shandong Province, China. Weichai Ballard JV’s business is to manufacture certain fuel cell products utilizing Ballard’s liquid cooled fuel cell stack (“LCS”) and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China. During the fourth quarter of 2025, we recognized impairment charges of ($4.6) million to fully impair our remaining equity investment in Weichai Ballard JV.
We also have certain non-controlling and non-equity accounted investments including: (i) a 4.5% equity interest in Forsee Power SA (“Forsee Power”), a French public company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport; and (ii) a 6.7% equity interest in Wisdom Group Holdings Ltd. (“Wisdom”), a Cayman Island private holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles. During the fourth quarter of 2025, we recognized impairment charges of ($1.9) million to fully impair our investment in Wisdom.
We have also invested in three hydrogen infrastructure, decarbonization and/or growth equity funds: (i) a 10.4% interest in HyCap Fund I SCSP (“HyCap”), a special limited partnership registered in Luxembourg; (ii) a 1.5% interest in Clean H2 Infra Fund (“Clean H2”), a special limited partnership registered in France; and (iii) a 1.84% interest in Templewater Decarbonization I, L.P. (“Templewater”), a limited partnership registered in Cayman Islands.
2.2 Strategic Focus and Context
We strive to build value for our shareholders by developing, manufacturing, selling, and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in target markets. More specifically, our business plan is to leverage our core competencies of PEM fuel cell stack technology and module development and manufacturing, our investments in advanced manufacturing and production capacity, and our product portfolio by marketing our products and services across select large and attractive addressable market applications and select geographic regions.
We typically select our target market applications based on use cases where the comparative user value propositions for PEM fuel cells powered by hydrogen are strongest – such as where operators value low emission vehicles that require high utilization, long driving range, heavy payload, fast refueling, and similar user experiences to legacy diesel vehicles – and where the barriers to entry for hydrogen refueling infrastructure are lowest – such as use cases where vehicles typically return to a depot for centralized refueling and don’t require a distributed refueling network. Our current target markets include medium- and heavy-duty mobility applications, such as bus, truck, rail, and marine, along with certain off-road applications including material handling and stationary power solutions.
We select our target geographic markets based on a variety of factors, including addressable market sizes of the target market applications in the geographic markets, historic deployments and expected market adoption rates for hydrogen and fuel cells, supportive government policies, existing and potential partner, customer, and end user relationships, and competitive dynamics. Our current key target markets are the geographic regions of Europe and North America.
We also seek to leverage common PEM fuel cell technology platforms across multiple applications and regions in order to support scale efficiencies and cost reduction over time. While we recognize addressing multiple market applications and geographic markets in parallel increases our near-term cost structure and investments, we believe offering the same core PEM fuel cell technologies and substantially similar derivative PEM fuel cell products across multiple mobility and power market applications and across select geographic regions will significantly expand and strengthen our long-term business prospects. We believe this model approach will increase volume scaling in our operations, enable lower product and production costs for the benefit of all markets, improve our competitive positioning and market share, enable diversified revenue streams and profit pools, and enhance our returns on investments in our technology, product development, and manufacturing.
As we look to our long-term strategic plan and cascading capital allocation, we continue to believe hydrogen and PEM fuel cells will play an important long-term role in decarbonizing select heavy mobility and stationary power applications. We continue to believe that there are certain use cases where customers will be attracted to the differentiated PEM fuel cell value proposition of long range, fast refueling, heavy payload, and zero tailpipe emissions.
However, given ongoing market uncertainties, we expect further industry rationalization, failures, restructurings and consolidation. We will continue to closely monitor various factors and circumstances that may impact the commercial adoption of our markets and products, including factors related to macroeconomic conditions and outlook, geopolitical context, climate change policies, hydrogen and fuel cell industry growth, capital markets, supply chain development, and customer conditions. We will continue to review our investment plans and cost structure based on these factors as we remain focused on our customers and developing next-generation, low-cost fuel cell products, while maintaining disciplined spending and balance sheet strength for long-term competitiveness and sustainability.
Overall, our strategy is focused on disciplined capital allocation, prioritization of markets and applications with clearer commercial adoption pathways, continued product cost reduction and operational efficiency, and maintaining our strong financial position to support long-term competitiveness.
3. SELECT ANNUAL FINANCIAL INFORMATION AND 2025 BUSINESS OUTLOOK
3.1 Select Annual Financial Information

Results of Operations	Year ended,
(Expressed in thousands of U.S. dollars, except per share amounts and gross margin %)	2025	2024	2023

Revenues	$99,370	$69,731	$102,368
Gross margin	$5,462	$(21,982)	$(21,831)
Gross margin %	5%	(32%)	(21%)
Total Operating Expenses	$108,920	$161,318	$141,073
Cash Operating Costs (1)	$78,935	$115,931	$119,327
Adjusted EBITDA (1)	$(100,928)	$(168,133)	$(150,088)

Net loss from continuing operations	$(90,914)	$(323,530)	$(144,210)
Net loss from continuing operations per share	$(0.30)	$(1.08)	$(0.48)
Financial Position	At December 31,
(expressed in thousands of U.S. dollars)	2025	2024	2023
Total assets	$682,388	$777,307	$1,077,542
Total non-current liabilities	$31,464	$28,731	$15,740
Cash, cash equivalents and short-term investments	$531,254	$606,052	$753,243
    Cash Operating Costs and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.
3.2 2025 Performance compared to 2025 Business Outlook
Consistent with the Company’s past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we did not provide specific revenue or net income (loss) guidance for 2025 although we did provide certain quantitative and qualitative outlook expectations for 2025. Revenue in 2025 was back-half weighted as expected with approximately two thirds of 2025 revenue realized in the last half of 2025. Our 2025 outlook also included:
•Total Operating Expenses: 2025 outlook range of $100 million to $120 million – Total Operating Expenses in fiscal 2025 of $108.9 million were at the mid-range of our outlook range of between $100 million and $120 million. Excluding restructuring and related expenses of $23.0 million, total Operating Expenses in 2025 would have been $85.9 million, below the lower end of the guidance range due to cost savings arising from the July 2025 restructuring initiatives.
•Capital Expenditures: 2025 revised outlook range of $8 million to $12 million – Total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) in fiscal 2025 of $10.2 million were at the mid-range of our revised outlook range of between $8 million and $12 million.
3.3    2026 Business Outlook
Consistent with the Company’s past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we are not providing specific revenue or net income (loss) guidance for 2026 although like in prior years, we expect revenue in 2026 to be back-half weighted. Our outlook for 2026 also includes:
•Total Operating Expenses: 2026 outlook range of $65 million to $75 million – We expect total Operating Expenses for fiscal 2026 to be between $65 million and $75 million (compared to $108.9 million in fiscal 2025; or $86.0 million excluding restructuring and related expenses) as we continue to invest in our business, including investments in research, technology development, continuation engineering, product development, product cost reduction, advanced manufacturing, sales, marketing and customer experience.
•Capital Expenditures: 2026 outlook range of $5 million to $10 million – We expect total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) for fiscal 2026 to be between $5 million and $10 million (compared to $10.2 million in fiscal

2025) as we continue to optimize our manufacturing capacity in support of reducing product costs, and continue with our ongoing planned investments in testing, advanced manufacturing, and production.
Our expectations for 2026 are in part supported by our 12-month Order Book of approximately $53.9 million which is derived from our Order Backlog of approximately $119.3 million as of December 31, 2025. Our Order Backlog represents the estimated aggregate value of orders at a given time for which customers have made contractual commitments. Our 12-month Order Book represents the aggregate expected value of that portion of the Order Backlog that the Company expects to deliver in the subsequent 12-month period.
Our expectations are based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales, operating expenses, capital expenditures, and financial results in the first two months of 2026; sales orders received for units and services expected to be delivered in the remainder of 2026; risk adjustments to our sales orderbook and sales pipeline; purchase and cost commitments currently in existence for fiscal 2026; an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2026; an estimate of purchase and cost commitments to be generated for the balance of 2026; and assumes an average U.S. dollar exchange rate in the low-mid $0.70’s in relation to the Canadian dollar for the remainder of 2025.
The primary risk factors to our business expectations for 2026 are restructuring and related expenses in excess of current expectations; expected cost reductions and savings as a result of our past restructurings not materializing to the extent expected; customer, production, or program delays or cancellations in delivering against existing orders, and delays from forecast in terms of closing and delivering expected sales; adverse macro-economic and political conditions including trade, tariff, and other geopolitical risks; changes in government subsidy and incentive programs; inadequate investment in hydrogen infrastructure and / or excessive hydrogen fuel costs, all of which could negatively impact our customers’ access to capital and the success of their program plans which could adversely impact our business, including potential changes, delays or accelerations in our expected operating and capital equipment requirements; disruptions due to delays of supply of key materials and components from third party suppliers; disruptions as a result of our reliance on a limited number of product customers and certain of those customer’s internal development and commercialization plans and financial liquidity; and fluctuations in the Canadian dollar relative to the U.S. dollar, as a significant portion of our operating expense commitments and capital expenditure commitments are priced in Canadian dollars.
In addition to hydrogen and fuel cell commercialization and market adoption risks, certain customers, partners and suppliers are in their early stage of business development, and are subject to significant corporate, product development, and financial risks, including risks on their development programs, commercialization plans, financing plans and liquidity. If customers, partners or suppliers experience any failures or delays in their plans or experience any liquidity or solvency challenges, our business may be materially adversely impacted.

Our Order Backlog and our 12-month Order Book are currently comprised of a relatively limited number of contracts and a relatively limited number of customers. Given the relative immaturity of our industry and customer deployment programs, our Order Backlog and 12-month Order Book are potentially vulnerable to risk of cancellation, deferral or non-performance by our customers for a variety of reasons, including: risks related to continued customer commitment to a fuel cell program; risks related to customer liquidity; credit risks; risks related to changes, reductions or eliminations in government policies, tariffs, subsidies and incentives; risks related to macro-economic and political conditions including trade, public health, and other geopolitical risks; risks related to slower market adoption; risks related to vehicle integration challenges; risks related to the development of effective hydrogen refueling infrastructure; risks related to the ability of our products to meet evolving market requirements; and supplier-related risks. Certain of our customer supply agreements are also subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions, and it is likely that some future supply agreements will also be subject to similar conditions and risks. There can be no assurance that we will achieve or satisfy such conditions or that customers will not cancel their orders. In addition, our supply agreements may include various pricing structures or reduced pricing tiers based on various factors, including volumes and the timing of deliveries. In setting these reduced pricing tiers, we may assume certain future product cost reductions which are subject to execution risk, including future commodity costs, supply chain costs, and production costs, and we may not be successful in achieving the planned cost reductions. In such circumstances, these agreements may become future onerous contracts if our gross margins become negative and the value of carried inventory to support product delivery under such contracts may also be adversely impacted.
Furthermore, potential fluctuations in our financial results make financial forecasting difficult. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, operating expenses, cash flows, or results of operations on a quarterly basis. The Company’s revenues, operating expenses, cash flows, and other operating results can vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of revenues, operating expenses, cash flows, and other operating results may not be meaningful; instead, we believe our operating performance should be assessed over a number of quarters and years. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors and the trading price of the Company's shares may be materially and adversely affected.
4.RECENT DEVELOPMENTS
4.1     Recent Developments (including Contractual updates)
Ballard announces commercial agreement with New Flyer for 50 MW of fuel cell bus engines
On March 10, 2026, we announced reaching a commercial agreement with New Flyer, a subsidiary of NFI Group Inc., a leading provider of diverse and sustainable mobility solutions in North America and Europe. The agreement for 500 FCmove®-HD+ fuel cell engines, totaling 50 MW, represents the largest single commitment from New Flyer since the partnership began. Deliveries, starting in 2026, will power New Flyer’s Xcelsior CHARGE FC™ hydrogen fuel cell buses across North America.

Ballard launches FCmove®-SC fuel cell at Busworld: improved performance and lifecycle cost on the road to diesel parity (new fuel cell engineered to power city transit buses - lower cost, simplified vehicle integration, smarter fleet services, and enhanced safety)
On September 17, 2025, we announced the unveiling of our new-generation transit fuel cell module, the FCmove®-SC, at Busworld in Brussels in October 2025. Designed for city transit duty, the FCmove®-SC builds on Ballard’s market-leading FCmove family to deliver greater sustained power, simplified vehicle integration, improved in-service performance and lower lifecycle cost as part of Ballard’s roadmap toward diesel parity.
The FCmove®-SC offers several enhancements for bus manufacturers and operators including: (i) a 30% increase in system power (end-of-life) with improved durability, operating and freeze-start temperatures and higher power density; (ii) a 25% increase in volumetric power density through integrated DC/DC packaging; (iii) a 25% higher maximum radiator outlet temperature (60°C → 75°C), simplifying vehicle thermal management; and (iv) a 40% reduction in total part count.
•Lower lifecycle cost, better performance: the FCmove®-SC targets a peak power capability of at least 75 kW, optimized for consistent in-service output and higher thermal margins for improved efficiency. These attributes support smaller cooling requirements and provide more usable waste heat for cabin heating — all intended to reduce operating cost and enable competitive total cost of ownership versus legacy diesel systems. Efficient subsystems support an expected service life of approximately 25,000 operating hours under standard transit duty cycles.
•Simpler integration: by internalizing the DC/DC converter and power controller, the FCmove®-SC consolidates functionality into a smaller, more serviceable package. Fewer external interfaces and routable parts simplify powertrain integration and reduce diagnostics and preventive maintenance requirements.
•Intelligent services: Ballard is upgrading its fleet services to pair the FCmove®-SC with predictive maintenance and analytics. Onboard communications and Ballard’s FCServiceCloud Customer Insight portal enables preventive and predictive maintenance workflows, helping operators maximize uptime and lower lifecycle support costs.
•Enhanced safety: Enhanced safety is central to the FCmove®-SC architecture which introduces industry-leading safety features. The PEM stack enclosure incorporates a new internal geometry that inhibits hydrogen-related risks. This passive safety measure reduces dependence on conventional active safety features such as sensors and software controls.
•Proven field performance: The new FCmove®-SC draws on Ballard’s extensive on-road experience. In Europe, Ballard has deployed more than 850 vehicles across cities on the continent. Ballard’s FCmove®-HD module has been produced, scaled, and successfully operated over nearly a hundred million service kilometers. This market-leading operational base has informed FCmove®-SC’s new design, architecture, and component subsystems resulting in lower total cost of ownership for transit operators.
Ballard Announces Strategic Realignment to Strengthen Commercial Focus and Achieve Positive Cash Flow Under New Leadership
On July 31, 2025, we launched a strategic realignment led by newly appointed President and CEO, Marty Neese, to position the Company for disciplined growth, sharper market execution, and stronger financial performance in line with current commercial realities. This decisive shift reflects an important leadership agenda and marks a fundamental reset in how the Company operates, prioritizes innovation, and delivers value to customers, given the current market dynamics. Key elements of the plan include:
•Path to Positive Cash Flow: A core outcome of the realignment is a structured plan to achieve positive cash flow by year-end 2027, through enhanced cost discipline, market prioritization, pricing improvements, and optimized working capital.
•Operational Efficiency: Ballard expects to reduce annualized operating costs by approximately 30% in 2026 relative to the first half of 2025, through immediate workforce adjustments, tighter portfolio integration, and streamlined operations.
•Sharpened Market and Product Focus: Ballard plans to prioritize fuel cell products with the strongest commercial traction, discontinue non-core programs, and focus product development on efforts to reduce system costs, accelerate next-gen stack readiness, and drive higher-margin offerings.
•Margin Expansion Initiatives: Ballard is targeting enhanced gross margins through lower product costs, value-based pricing, and elevated customer service.
•Disciplined Capital and Cash Management: Ballard plans to continue limiting capital expenditures and rigorously manage cash, with a focus on inventory optimization and working capital control, to sustain financial strength. As of December 31, 2025, the Company held approximately $527 million in cash and cash equivalents.
During 2025, we recognized total net restructuring expenses of $23.0 million related to this strategic realignment and other related restructuring actions consisting primarily of personnel severance costs, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of recoveries.
Weichai Power Co., Ltd. and Weichai Ballard Hy-Energy Technologies Co., Ltd.
On November 13, 2018, we announced the closing of a strategic collaboration transaction with Weichai. Ballard’s strategic collaboration with Weichai included:
•Equity Investment – an equity investment in Ballard made by Weichai representing a 19.9% interest in the Company at that time. Weichai is estimated to currently hold an approximate 15.3% interest in Ballard.
Ballard entered into an investor rights agreement with Weichai under which: (a) so long as Weichai directly or indirectly holds at least 10% of Ballard’s outstanding shares, it has an anti-dilution right entitling it to maintain its percentage ownership in Ballard by subscribing for Common Shares from treasury at the same price as Ballard distributes Common Shares to other investors (to date, Weichai’s anti-dilution rights with respect to all previous offerings of the Company have expired unexercised); (b) for so long as Weichai directly or indirectly holds at least 15% of Ballard’s outstanding Common Shares, it has the right to nominate two directors to Ballard’s board of directors; and (c) if there is a third-party offer to buy Ballard, Weichai has the right to make a superior proposal or otherwise it must vote its Common Shares in accordance with the recommendation of Ballard’s board of directors.
•China Joint Venture and Technology Transfer Agreement – Weichai and Ballard established a joint venture company in Shandong Province in 2018 to support China’s Fuel Cell Electric Vehicle market, with Weichai holding a controlling ownership interest of 51% and Ballard holding a 49% ownership position. Weichai holds three of five Weichai Ballard JV board seats and Ballard holds two, with Ballard having certain shareholder protection provisions.
Weichai Ballard JV develops and manufactures fuel cell modules and components including Ballard’s LCS bi-polar plates, fuel cell stacks and FCgen®-LCS-based power modules for bus, commercial truck, and forklift applications with exclusive rights (subject to certain conditions) in China and is to pay Ballard a total of $90 million under a program to develop and transfer technology to Weichai Ballard JV in order to enable these manufacturing activities. Revenue earned from the $90 million Weichai Ballard JV technology transfer agreement ($nil million in fiscal 2025 and 2024; $4.9 million in fiscal 2023; $6.0 million in fiscal 2022; $18.2 million in fiscal 2021; $21.2 million in fiscal 2020; $22.5 million in fiscal 2019; $1.2 million in fiscal 2018) is recorded primarily as technology solutions revenues in our Heavy-Duty Mobility Truck market. During 2018, we received an initial $9.0 million program prepayment from Weichai Ballard JV with additional amounts to be paid as program milestones are successfully completed. We retain an exclusive right to the developed technologies outside China, subject to certain restrictions on sublicensing outside China. The Weichai Ballard JV also purchased MEAs exclusively from Ballard for FCgen®-LCS fuel cell stacks under a long-term supply agreement.
•Fuel Cell Sales – In 2019, we announced the receipt of a purchase order from Weichai Ballard JV for the delivery of MEAs valued at approximately $19 million under a long-term MEA supply agreement. Revenue earned from this agreement ($1.3 million in the fourth quarter of 2025; $1.5 million in fiscal 2025; $nil million in the fourth quarter of 2024; $0.1 million in fiscal 2024) is recorded as product revenue in our Heavy-Duty Mobility Truck market. As of December 31, 2025, $3.5 million of revenue associated with this order to Weichai Ballard JV remains unrecognized as these MEAs have not yet been sold to external customers by Weichai Ballard JV.
The Weichai Ballard JV operation, located in Weifang, Shandong Province, China, has commenced production activities of LCS bi-polar plates, LCS fuel cell stacks and LCS-based modules to power bus and truck FCEVs for the China market.

As a result of continued policy and other challenges in the China fuel cell market and underperformance of the Weichai Ballard JV, we initiated a strategic review of our China strategy in 2024 with consideration of all strategic options, including related to the Weichai Ballard JV. As a result of this review, we previously halted additional investment in China including in the Weichai Ballard JV. During the fourth quarter of 2025, we recognized impairment charges of ($4.6) million as we fully impaired our remaining equity accounted investment in Weichai Ballard JV.
5.     RESULTS OF OPERATIONS
5.1     Operating Segments
We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications, including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services, and training are included in each of the respective markets.
5.2     Summary of Key Financial Metrics – Three Months Ended December 31, 2025
Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2025	2024	$ Change	% Change
Heavy-Duty Mobility	$28,633	$16,818	$11,815	70%
Bus	13,125	13,085	40	—%
Truck	1,267	598	669	112%
Rail	10,804	1,089	9,715	892%
Marine	3,437	2,046	1,391	68%
Stationary	3,181	6,934	(3,753)	(54%)
Emerging and Other	1,824	768	1,056	138%
Revenues	$33,638	$24,520	$9,118	37%

Europe	$12,897	$16,669	$(3,772)	(23%)
North America	19,422	7,123	12,299	173%
China	1,266	69	1,197	1729%
Rest of World	53	659	(606)	(92%)
Revenues	33,638	24,520	9,118	37%
Cost of goods sold	28,035	27,747	288	1%
Gross Margin	$5,603	$(3,227)	$8,830	274%
Gross Margin %	17%	(13%)	n/a	30 pts
Fuel Cell Products and Services Revenues of $33.6 million for the fourth quarter of 2025 increased 37%, or $9.1 million, compared to the fourth quarter of 2024. The 37% increase was driven by higher Heavy-Duty Mobility and Emerging and Other revenues, partially offset by lower Stationary market revenues. Revenue increases in North America and China were partially offset by lower revenues in Europe and Rest of World.

Heavy-Duty Mobility revenues of $28.6 million in the fourth quarter of 2025 increased $11.8 million, or 70%, over the fourth quarter of 2024 due to higher sales of rail, marine, truck and bus fuel cell products. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $28.6 million in the fourth quarter of 2025 includes service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $1.3 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components; and $27.3 million from a variety of customers in North America, Europe, and the rest of the world, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, and FCwave™ fuel cell modules and related components for their respective bus, rail, marine and truck programs.
In comparison, Heavy-Duty Mobility revenues of $16.8 million in the fourth quarter of 2024 included service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $0.1 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $16.7 million from a variety of customers in Europe, North America, China, and the rest of the world, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, and FCwave™ fuel cell modules and related components for their respective bus, truck, rail and marine programs.
Stationary revenues of $3.2 million in the fourth quarter of 2025 decreased ($3.8) million, or (54%), over the fourth quarter of 2024 due to lower sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.
Emerging and Other market revenues of $1.8 million in the fourth quarter of 2025 increased $1.1 million, or 138%, over the fourth quarter of 2024 due primarily to higher sales of fuel cell products for material handling and miscellaneous applications.
Fuel Cell Products and Services gross margins were $5.6 million, or 17% of revenues, for the fourth quarter of 2025, compared to ($3.2) million, or (13%) of revenues, for the fourth quarter of 2024. The improvement in gross margin in the fourth quarter of 2025 as compared to the fourth quarter of 2024 is due primarily to a decline in onerous contract provisions, product cost reduction initiatives, and lower manufacturing overhead costs as a result of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce and certain operational consolidation. Overall negative gross margin in the fourth quarter of 2024 was driven primarily by the impacts of relatively low revenue scaling and manufacturing cost absorption and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, declines of higher margin engineering services revenues, and increases in product component supply costs.
Gross margin in the fourth quarter of 2025 was positively impacted by net decreases in onerous contract provisions and net inventory impairment provision adjustments of $1.8 million; and positively impacted by nominal net warranty adjustments. Gross margin in the fourth quarter of 2024 was positively impacted by net warranty adjustments of $2.1 million; and negatively impacted by net increases in onerous contract provisions and inventory impairment provision adjustments of ($1.3) million.
Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2025	2024	$ Change	% Change
Research and Product Development	$10,938	$19,909	$(8,971)	(45%)
General and Administrative	4,837	6,275	(1,438)	(23%)
Sales and Marketing	1,635	3,066	(1,431)	(47%)
Operating Expenses	$17,410	$29,250	$(11,840)	(40%)

Research and Product Development (cash operating cost)	$9,937	$19,426	$(9,489)	(49%)
General and Administrative (cash operating cost)	4,417	4,615	(198)	(4%)
Sales and Marketing (cash operating cost)	1,792	3,152	(1,360)	(43%)
Cash Operating Costs	$16,146	$27,193	$(11,047)	(41%)
Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.
Total Operating Expenses (excluding Other operating expenses) for the fourth quarter of 2025 were $17.4 million, a decrease of ($11.8) million, or (40%), compared to the fourth quarter of 2024. The (40%) decrease was driven by lower research and product development expenses of ($9.0) million, lower general and administrative expenses of ($1.4) million, and lower sales and marketing expenses of ($1.4) million.
Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for the fourth quarter of 2025 were $16.1 million, a decrease of ($11.0) million, or (41%), compared to the fourth quarter of 2024. The (41%) decrease was driven by lower research and product development cash operating costs of ($9.5) million, lower sales and marketing cash operating costs of ($1.4) million, and lower general and administrative cash operating costs of ($0.2) million.
The respective ($11.8) million, or (40%), and ($11.0) million, or (41%), decrease in operating expenses and cash operating costs in the fourth quarter of 2025 was driven primarily by the impacts of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce, a rationalization of product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2025.
Program investment in the fourth quarter of 2025 includes expenditures related to our recently unveiled new-generation transit fuel cell module, FCmove SC®, continued development on our FCmove XD fuel cell module designed for heavy-duty vehicles, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for high power applications, and on the ongoing improvement and cost reduction of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD and HD+, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.
Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2025	2024	$ Change	% Change
Adjusted EBITDA	$(11,593)	$(36,004)	$24,411	68%
    EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.
Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the fourth quarter of 2025 was ($11.6) million, compared to ($36.0) million for the fourth quarter of 2024. The decrease in Adjusted EBITDA loss of $24.1 million was driven primarily by the improvement in gross margin of $8.8 million, by lower Cash Operating Costs of $11.0 million, by lower impairment losses on trade receivables of $3.0 million, lower restructuring and related expenses of $1.4 million, and by lower equity in loss of investment in joint venture and associates of $1.0 million attributed to the operations of Weichai Ballard JV.
Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2025	2024	$ Change	% Change
Net loss from Continuing Operations	$(17,527)	$(46,471)	$28,944	62%
Net loss from continuing operations for the fourth quarter of 2025 was ($17.5) million, or ($0.06) per share, compared to a net loss from continuing operations of ($46.5) million, or ($0.16) per share, in the fourth quarter of 2024. The $28.9 million decrease in net loss in the fourth quarter of 2025 was driven primarily by the decrease in Adjusted EBITDA loss of $24.4 million, lower impairment charges on property, plant and equipment of $4.9 million, higher finance and other income of $2.9 million, lower stock-based compensation expense of $1.0 million, and lower losses on forward foreign exchange contracts of $0.9 million. These improvements were partially offset by increased impairment charges on equity investment in joint venture and associates of ($4.6) million.
5.3     Summary of Key Financial Metrics – Year Ended December 31, 2025

Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2025	2024	$ Change	% Change
Heavy-Duty Mobility	$81,040	$53,390	$27,650	52%
Bus	50,000	44,163	5,837	13%
Truck	1,684	3,714	(2,030)	(55%)
Rail	25,467	2,647	22,820	862%
Marine	3,889	2,866	1,023	36%
Stationary	8,142	12,757	(4,615)	(36%)
Emerging and Other	10,188	3,584	6,604	184%
Revenues	$99,370	$69,731	$29,639	43%

Europe	$43,629	$47,153	$(3,524)	(7%)
North America	50,167	17,997	32,170	179%
China	1,545	2,631	(1,086)	(41%)
Rest of World	4,029	1,950	2,079	107%
Revenues	99,370	69,731	29,639	43%
Cost of goods sold	93,908	91,713	2,195	2%
Gross Margin	$5,462	$(21,982)	$27,444	125%
Gross Margin %	5%	(32%)	n/a	37 pts
Fuel Cell Products and Services Revenues of $99.4 million for 2025 increased $29.6 million, or 43%, compared to 2024. The 43% increase was driven by higher Heavy-Duty Mobility and Emerging and Other market revenues, partially offset by lower Stationary market revenues. Revenue increases in North America and the Rest of World were partially offset by lower revenues in Europe and China.
Heavy-Duty Mobility revenues of $81.0 million in 2025 increased $27.7 million, or 52%, over 2024 due to higher sales of rail, bus and marine fuel cell products, partially offset by lower sales in the truck sub-market. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $81.0 million in 2025 includes service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $1.5 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components; and $79.5 million from a variety of customers in Europe, North America, the rest of world, and China, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, and FCwave™ fuel cell modules and related components for their respective bus, rail, truck, and marine programs.
In comparison, Heavy-Duty Mobility revenues of $53.4 million in 2024 included service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $2.5 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $50.9 million from a variety of customers in Europe, North America, China, and the rest of the world, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, and FCwave™ fuel cell modules and related components for their respective bus, truck, rail and marine programs.

Stationary revenues of $8.1 million in 2025 decreased ($4.6) million, or (36%), from 2024 due to lower sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.
Emerging and Other market revenues of $10.2 million in 2025 increased $6.6 million, or 184%, over 2024 due primarily higher sales of fuel cell modules for material handling and miscellaneous applications, combined with a one-time off-road sales transaction in the third quarter of 2025.
Fuel Cell Products and Services gross margins were $5.5 million, or 5% of revenues, for 2025, compared to ($22.0) million, or (32%) of revenues, for 2024. The improvement in gross margin loss in 2025 as compared to 2024 is due primarily to a decline in onerous contract provisions, product cost reduction initiatives, and lower manufacturing overhead costs as a result of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce and certain operational consolidation, combined with a higher margin one-time off-road sales transaction in the third quarter of 2025. The overall negative gross margin in the first half of 2025 and fiscal 2024 was driven primarily by the impacts of relatively low revenue scaling and manufacturing cost absorption and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, declines of higher margin engineering services revenues, and increases in product component supply costs.
Gross margin in 2025 was positively impacted by net decreases in onerous contract provisions and net inventory impairment provision adjustments of $6.0 million; and negatively impacted by net warranty adjustments of ($0.7) million. Gross margin in 2024 was negatively impacted by net increases in onerous contract provisions and net inventory impairment provision adjustments of ($5.7) million; and positively impacted by net warranty adjustments of $4.0 million.
Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2025	2024	$ Change	% Change
Research and Product Development	$58,741	$94,494	$(35,753)	(38%)
General and Administrative	18,448	23,516	(5,068)	(22%)
Sales and Marketing	8,048	13,502	(5,454)	(40%)
Operating Expenses	$85,237	$131,512	$(46,275)	(35%)

Research and Product Development (cash operating cost)	$54,678	$84,590	$(29,912)	(35%)
General and Administrative (cash operating cost)	16,295	18,617	(2,322)	(12%)
Sales and Marketing (cash operating cost)	7,962	12,724	(4,762)	(37%)
Cash Operating Costs	$78,935	$115,931	$(36,996)	(32%)
Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.
Total Operating Expenses (excluding Other operating expenses) for 2025 were $85.2 million, a decrease of ($46.3) million, or (35%), compared to 2024. The (35%) decrease was driven by lower research and product development expenses of ($35.8) million, lower sales and marketing expenses of ($5.5) million, and lower general and administrative expenses of ($5.1) million.
Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for 2025 were $78.9 million, a decrease of ($37.0) million, or (32%), compared to 2024. The (32%) decrease was driven by lower research and product development cash operating costs of ($29.9) million, lower sales and marketing cash operating costs of ($4.8) million, and lower general and administrative cash operating costs of ($2.3) million.
The respective ($46.3) million, or (35%), and ($37.0) million, or (32%), decrease in operating expenses and cash operating costs in 2025 was driven primarily by the impacts of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce, a rationalization of product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2025.
Program investment in 2025 includes expenditures related to our recently unveiled new-generation transit fuel cell module, FCmove SC®, continued development on our FCmove XD fuel cell module designed for heavy-duty vehicles, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for high power applications, and on the ongoing improvement and cost reduction of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD and HD+, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.
Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2025	2024	$ Change	% Change
Adjusted EBITDA	$(100,928)	$(168,133)	$67,205	40%
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.
Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for 2025 was ($100.9) million, compared to ($168.1) million for 2024. The decrease in Adjusted EBITDA loss of $67.2 million was driven primarily by the improvement in gross margin loss of $27.4 million, lower Cash Operating Costs of $37.0 million, and by lower impairment losses on trade receivables of $12.0 million. These improvements were partially offset by higher restructuring and related expenses of ($5.9) million.
Restructuring and related charges in 2025 of $23.0 million (included in Adjusted EBITDA loss) consist of amounts incurred related to the July 2025 corporate restructuring including personnel change costs including the CEO transition and other workforce reductions, certain contract exit and modification costs, and related consulting and advisory services.
Restructuring and related charges in 2024 of $17.0 million (included in Adjusted EBITDA loss) consist of amounts incurred related to the global corporate restructuring initiated in September 2024 and consist primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects.
Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2025	2024	$ Change	% Change
Net loss from Continuing Operations	$(90,914)	$(323,530)	$232,616	72%
Net loss from continuing operations for 2025 was ($90.9) million, or ($0.30) per share, compared to a net loss from continuing operations of ($323.5) million, or ($1.08) per share, in 2024. The $232.6 million decrease in net loss 2025 was driven primarily by the decrease in Adjusted EBITDA loss of $67.2 million, lower impairment charges on goodwill of $40.3 million, lower impairment charges on property, plant and equipment of $108.5 million, lower depreciation and amortization expense of $7.5 million, lower stock-based compensation expense of $3.6 million, and higher finance and other income of $8.5 million, and increased gains on forward foreign exchange contracts of $1.8 million. These improvements were partially offset by increased impairment charges on equity investment in joint venture and associates of ($4.6) million.
Goodwill impairment charges of ($40.3) million in 2024 consist of a write-down of the remaining corporate goodwill balance to $nil as a result of the decline in the Company’s market capitalization. Property, plant and equipment impairment charges of ($111.0) million in 2024 consist of a net impairment allowance against consolidated assets of ($95.1) million to impair these operating assets to their estimated residual value, and a write-down of certain specific assets of ($15.9) million located in Canada, Denmark and China primarily as a result of the global corporate restructuring initiative initiated in September 2024.
In addition, operating margins, and costs in 2025 were impacted by the positive impact of a weaker Canadian dollar, relative to the U.S. dollar, as compared to 2024. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (2%), or (150) basis points, lower 2025 as compared to 2024, positive foreign exchange impacts on our Canadian operating margins and cost base were approximately $1.5 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $1.0 million.
Net Loss from Discontinued Operations
Net loss from discontinued operations for 2024 was ($0.7) million, or ($0.00) per share. During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

5.4     Operating Expenses and Other Items – Three Months and Year ended December 31, 2025
Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Research and product development	2025	2024	$ Change	% Change
Research and product development expense	$10,938	$19,909	$(8,971)	(45%)
Less: Depreciation and amortization expense	$(934)	$141	$(1,075)	(762%)
Less: Stock-based compensation (expense) recovery	$(67)	$(624)	$557	89%
Research and Product Development (cash operating cost)	$9,937	$19,426	$(9,489)	(49%)
(Expressed in thousands of U.S. dollars)	Year ended December 31,
Research and product development	2025	2024	$ Change	% Change
Research and product development expense	$58,741	$94,494	$(35,753)	(38%)
Less: Depreciation and amortization expense	$(2,257)	$(5,587)	$3,330	60%
Less: Stock-based compensation expense	$(1,806)	$(4,317)	$2,511	58%
Research and Product Development (cash operating cost)	$54,678	$84,590	$(29,912)	(35%)
Research and Product Development (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Research and Product Development (cash operating cost) adjusts Research and product development expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Research and product development expense in the table above.
Research and product development expenses for the three months ended December 31, 2025, were $10.9 million, a decrease of ($9.0) million, or (45%), compared to the corresponding period of 2024. Excluding depreciation and amortization expense and stock-based compensation expense, research, and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $9.9 million in the fourth quarter of 2025, a decrease of ($9.5) million, or (49%), compared to the fourth quarter of 2024.
Research and product development expenses for the year ended December 31, 2025, were $58.7 million, a decrease of ($35.8) million, or (38%), compared to the corresponding period of 2024. Excluding depreciation and amortization expense and stock-based compensation expense, research and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $54.7 million in 2025, a decrease of ($29.9) million, or (35%), compared to 2024.
The respective ($9.5) million, or (49%), and ($29.9) million, or (35%), decrease in research and development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal year 2025, as compared to the fourth quarter and fiscal year 2024, was driven primarily by the impacts of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce, a rationalization in product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2025. Expenses in 2025 include expenditures on technology and product development activities including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction.
Program investment includes expenditures related to our recently unveiled new-generation transit fuel cell module, FCmove SC®, continued development on our FCmove XD fuel cell module designed for heavy-duty vehicles, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for high power applications, and on the ongoing improvement and cost reduction of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD and HD+, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.

Depreciation and amortization expense (recovery) included in research and product development expense for the three months and year ended December 31, 2025 was $0.9 million and $2.3 million, respectively, compared to ($0.1) million and $5.6 million, respectively, for the corresponding periods of 2024. Depreciation and amortization expense relate primarily to depreciation expense on our investment in research and product development facilities and equipment. The decrease in 2025 was due primarily to the impairment of certain research and product development equipment in 2024.
Stock-based compensation expense included in research and product development expense for the three months and year ended December 31, 2025 was $0.1 million and $1.8 million, respectively, compared to $0.6 million and $4.3 million, respectively, for the corresponding periods of 2024. The decrease in 2025 was due primarily to forfeitures as a result of the July 2025 restructuring and certain equity awards no longer expected to meet their performance vesting criteria.
General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
General and administrative	2025	2024	$ Change	% Change
General and administrative expense	$4,837	$6,275	$(1,438)	(23%)
Less: Depreciation and amortization expense	$(235)	$(278)	$43	15%
Less: Stock-based compensation (expense) recovery	$(185)	$(530)	$345	65%
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$—	$(852)	$852	100%
General and Administrative (cash operating cost)	$4,417	$4,615	$(198)	(4%)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
General and administrative	2025	2024	$ Change	% Change
General and administrative expense	$18,448	$23,516	$(5,068)	(22%)
Less: Depreciation and amortization expense	$(845)	$(1,441)	$596	41%
Less: Stock-based compensation expense	$(1,993)	$(2,363)	$370	16%
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$685	$(1,095)	$1,780	163%
General and Administrative (cash operating cost)	$16,295	$18,617	$(2,322)	(12%)
General and Administrative (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. General and Administrative (cash operating cost) adjusts General and administrative expense for depreciation and amortization expense, stock-based compensation expense and the impact of unrealized gains or losses on foreign exchange contracts. See the reconciliation of the adjustments to General and administrative expense in the table above.
General and administrative expenses for the three months ended December 31, 2025 were $4.8 million, a decrease of ($1.4) million, or (23%) compared to the corresponding period of 2024. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $4.4 million in the fourth quarter of 2025, a decrease of ($0.2) million, or (4%), compared to the fourth quarter of 2024.
General and administrative expenses for the year ended December 31, 2025, were $18.4 million, a decrease of ($5.1) million, or (22%), compared to the corresponding period of 2024. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $16.3 million in 2025, a decrease of ($2.3) million, or (12%), compared to 2024.
The respective ($0.2) million, or (4%), and ($2.3) million or (12%), decrease in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal year 2025, as compared to the fourth quarter and fiscal year 2024, was due primarily to the impacts of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce, partially offset by the impact of inflationary wage pressures, reduced government grant recoveries, and increased consulting services.
Depreciation and amortization expense included in general and administrative expense for the three months and year ended December 31, 2025 was $0.2 million and $0.8 million, respectively, compared to $0.3 million and $1.4 million, respectively, for the corresponding periods of 2024. Depreciation and amortization expense relate primarily to information technology intangible assets including our ERP system. The decrease in 2025 was due primarily to the amortization and impairment of certain equipment in 2024.
Stock-based compensation expense (recovery) included in general and administrative expense (recovery) for the three months and year ended December 31, 2025 was $0.2 million and $2.0 million, respectively, compared to $0.5 million and $2.4 million, respectively, for the corresponding periods of 2024. The decrease in 2025 was due primarily to certain equity awards no longer expected to meet their performance vesting criteria.
The impact of unrealized (gains) losses on foreign exchange contracts included in general and administrative expense for the three months and year ended December 31, 2025, was $nil million and ($0.7) million, respectively, compared to $0.9 million and $1.1 million, respectively, for the corresponding periods of 2024. Periodically, we use forward foreign exchange contracts to help manage our exposure to currency rate fluctuations. We record these contracts at their fair value as of the balance sheet date as either assets or liabilities with any changes in fair value in the period recorded in profit or loss (general and administrative expense) as these contracts are not designated or qualified under hedge accounting criteria.
Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Sales and marketing	2025	2024	$ Change	% Change
Sales and marketing expense	$1,635	$3,066	$(1,431)	(47%)
Less: Depreciation and amortization expense	$—	$—	$—	—%
Less: Stock-based compensation expense (recovery)	$157	$86	$71	83%
Sales and Marketing (cash operating cost)	$1,792	$3,152	$(1,360)	(43%)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Sales and marketing	2025	2024	$ Change	% Change
Sales and marketing expense	$8,048	$13,502	$(5,454)	(40%)
Less: Depreciation and amortization expense	$(1)	$(2)	$1	50%
Less: Stock-based compensation expense	$(85)	$(776)	$691	89%
Sales and Marketing (cash operating cost)	$7,962	$12,724	$(4,762)	(37%)
Sales and Marketing (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Sales and Marketing (cash operating cost) adjusts Sales and marketing expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Sales and marketing expense in the table above.
Sales and marketing expenses for the three months ended December 31, 2025 were $1.6 million, a decrease of ($1.4) million, or (47%), compared to the corresponding period of 2024. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) was $1.8 million in the fourth quarter of 2025, a decrease of ($1.4) million, or (43%), compared to the fourth quarter of 2024.

Sales and marketing expenses for the year ended December 31, 2025 were $8.0 million, a decrease of ($5.5) million, or (40%), compared to the corresponding period of 2024. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) was $8.0 million in 2025, a decrease of ($4.8) million, or (37%), compared to 2024.
The respective ($1.4) million, or (43%), and ($4.8) million or (37%), decrease in sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal year 2025, as compared to the fourth quarter and fiscal year 2024, was due primarily to the impacts of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce, partially offset by the impact of inflationary wage pressures.
Stock-based compensation expense (recovery) included in sales and marketing expense for the three months and year ended December 31, 2025 was ($0.2) million and $0.1 million, respectively, compared to ($0.1) million and $0.8 million, respectively, for the corresponding periods of 2024. The decrease in 2025 was due primarily to forfeitures as a result of the July 2025 restructuring and certain equity awards no longer expected to meet their performance vesting criteria.
Other operating expenses (recovery) for the three months and year ended December 31, 2025, was ($0.5) million and $23.7 million, respectively, compared to $3.9 million and $29.8 million, respectively, for the corresponding periods of 2024. The following table provides a breakdown of other operating expense for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2025	2024	$ Change	% Change
Impairment loss (recovery) on trade receivables	$189	$3,206	$(3,017)	(94%)
Restructuring and related expense (recovery)	(734)	708	(1,442)	(204%)
Acquisition related costs	—	—	—	—
Other expenses (recovery)	$(545)	$3,914	$(4,459)	(114%)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2025	2024	$ Change	% Change
Impairment loss (recovery) on trade receivables	$720	$12,760	$(12,040)	(94%)
Restructuring and related expense	22,963	17,046	5,917	35%
Acquisition related costs	—	—	—	—
Other expenses (recovery)	$23,683	$29,806	$(6,123)	(21%)
Restructuring and related expense (recovery) for the three months and year ended December 31, 2025 were ($0.7) million and $23.0 million, respectively, compared to $0.7 million and $17.0 million, respectively, for each of the corresponding periods of 2024. Restructuring expense in 2025 consist of amounts incurred related to the July 2025 corporate restructuring including personnel change costs including the CEO transition and other workforce reductions, certain contract exit and modification costs, and related consulting and advisory services. Restructuring costs in 2024 consist of amounts incurred related to the global corporate restructuring initiated in September 2024 and consist primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring expense of $5.9 million related to the July 2025 and September 2024 corporate restructurings remain accrued in provisions and other current liabilities as of December 31, 2025 consisting primarily of personnel severance costs paid over time.
Impairment loss (recovery) on trade receivables for the three months and year ended December 31, 2025 were $0.2 million and $0.7 million, respectively, compared to $3.2 million and $12.8 million, respectively, for the corresponding periods of 2024. Amounts consist primarily of receivables from certain customers in China and Europe no longer deemed collectable. If we recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.
Finance income (loss) and other for the three months and year ended December 31, 2025 was $0.9 million and $27.4 million, respectively, compared to ($2.1) million and $18.9 million, respectively, for the corresponding periods of 2024. The following table provides a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2025	2024	$ Change	% Change
Employee future benefit plan expense	$—	$(9)	$9	100%
Investment and other income (loss)	5,517	7,643	(2,126)	(28%)
Mark to Market gain (loss) on financial assets	(5,112)	(7,417)	2,305	31%
Foreign exchange gain (loss)	(75)	(2,296)	2,221	97%
Government (levies) recovery	520	—	520	100%
Finance income (loss) and other	$850	$(2,079)	$2,929	141%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2025	2024	$ Change	% Change
Employee future benefit plan expense	$(21)	$(20)	$(1)	(5%)
Investment and other income (loss)	24,534	36,885	(12,351)	(33%)
Mark to Market gain (loss) on financial assets	1,743	(14,788)	16,531	112%
Foreign exchange gain (loss)	427	(3,144)	3,571	114%
Government (levies) recovery	700	—	700	100%
Finance income (loss) and other	$27,383	$18,933	$8,450	45%
Employee future benefit plan expense for the three and year ended December 31, 2025 and 2024 were nominal and consist primarily of miscellaneous service costs on a curtailed and now terminated defined benefit pension plan for certain former United States employees.
Investment and other income for the three months and year ended December 31, 2025 were $5.5 million and $24.5 million, respectively, compared to $7.6 million and $36.9 million, respectively, for the corresponding periods of 2024. Amounts were earned on our cash, cash equivalents and short-term investments and have changed proportionately with the relative change in our overall average monthly cash balances and the overall change in the underlying market interest rates during 2025 and 2024.

Mark to market gain (loss) on financial assets for the three months and year ended December 31, 2025 were ($5.1) million and $1.7 million, respectively, compared to ($7.4) million and ($14.8) million, respectively, for the corresponding periods of 2024. Mark to market gain (loss) consist primarily of changes in the fair value of our long-term financial investments including HyCap, Clean H2, Forsee Power, Wisdom, Quantron, and Templewater, and include impairment charges of ($1.9) million in 2025 to fully impair our investment in Wisdom. Mark to market gains and losses are also impacted by the conversion of these long-term financial assets from their respective European Euro or Great British pound denominated investment to the U.S. dollar.
Foreign exchange gains (losses) for the three months and year ended December 31, 2025 were ($0.1) million, and $0.4 million, respectively, compared to ($2.3) million and ($3.1) million, respectively, for the corresponding periods of 2024. Foreign exchange gains and losses are attributable primarily to the effect of changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Ballard Power Systems Europe A/S’ assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date which are recorded in other comprehensive income (loss).
Government (levies) recovery for the three months and year ended December 31, 2025 were $0.5 million and $0.7 million, respectively, compared to ($nil) million, respectively, for the corresponding periods of 2024. Government levies relate to potential withholding tax accruals on certain commercial contracts primarily in China and have declined, or reversed, due primarily to the impairment of the underlying contract receivables.
Finance expense for the three months and year ended December 31, 2025 was ($0.5) million and ($1.9) million, respectively, compared to ($0.5) million and ($2.1) million, respectively, for the corresponding periods of 2024. Finance expense represents the interest expense incurred on our right-of-use assets with a lease term of greater than 12-months, including our head office building, manufacturing facility, and related storage facilities in Burnaby, British Columbia, as well as similar right-of-use assets in all of our subsidiaries.
Equity in income (loss) of investment in joint venture and associates for the three months and year ended December 31, 2025 was ($1.6) million and ($4.7) million, respectively, compared to ($2.5) million and ($4.9) million, respectively, for the corresponding periods of 2024. Equity in loss of investment in joint venture and associates relates to the pickup of 49% of the net income (loss) of Weichai Ballard JV in China due to our 49% ownership position which is accounted for using the equity method of accounting.
The equity in loss of investment in 2025 and 2024 is due to Weichai Ballard JV’s continued operating losses primarily as a result of negative gross margin generated on product sales, inventory impairment charges, and operating expenses. Weichai Ballard JV’s business is to manufacture certain fuel cell products utilizing Ballard’s liquid cooled fuel cell stack (“LCS”) and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.

Impairment charges on equity investment in joint venture and associates for the three months and year ended December 31, 2025 was ($4.6) million in each of the periods, compared to $nil for the corresponding periods of 2024. During the fourth quarter of 2025, we recognized impairment charges of ($4.6) million to fully impair our remaining equity investment in Weichai Ballard JV as we exit from our operations in China and expect to recover nominal, or no amounts, on our equity investment at this time.
Impairment charges on goodwill for the year ended December 31, 2024 was ($40.3) million and consists of a write-down of the remaining corporate goodwill balance to $nil as a result of the decline in the Company’s market capitalization during that time.
Impairment (charges) recovery on property, plant and equipment for the three months and year ended December 31, 2025 was $0.7 million and ($2.5) million, respectively, compared to ($4.3) million and ($111.0) million, respectively, for the corresponding periods of 2024.
Impairment charges of ($2.5) million in 2025 consist of aggregate impairment charges of ($3.2) million in the first half of 2025 when impairment indicators continued to exist, partially offset by recoveries on disposals of impaired assets of $0.7 million in the fourth quarter of 2025. At December 31, 2025, the remaining net impairment allowance against consolidated property, plant and equipment assets was ($76.7) million as these operating assets were impaired in 2024 and 2025 to their estimated residual value of approximately $13.9 million at December 31, 2025.
Impairment charges of ($111.0) million in 2024 consist of a net impairment allowance against consolidated assets of ($93.5) million to impair these operating assets to their estimated residual value of approximately $9.0 million at December 31, 2024, and a write-down of certain specific assets of ($17.5) million located in Denmark, Canada, and China that were discontinued pursuant to the global corporate restructuring initiative initiated in September 2024.
Impairment charges on intangible assets for the three months and year ended December 31, 2025 was ($1.1) million in each of the periods, compared to ($0.7) million for the corresponding periods of 2024, and consist of a write-down of certain information technology assets located in Denmark primarily as a result of the restructuring initiatives in 2025 and 2024.
5.4     Summary of Quarterly Results
The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)	Quarter ended,
	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
Revenues	$33,638	$32,501	$17,842	$15,389
Net loss from continuing operations	$(17,527)	$(28,070)	$(24,280)	$(21,036)
Net loss from continuing operations per share, basic and diluted	$(0.06)	$(0.09)	$(0.08)	$(0.07)
Weighted average common shares outstanding	300,732	300,512	299,845	299,518

	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
Revenues	$24,520	$14,756	$16,003	$14,452
Net loss from continuing operations	$(46,471)	$(204,531)	$(31,463)	$(41,066)
Net loss from continuing operations per share, basic and diluted	$(0.16)	$(0.68)	$(0.11)	$(0.14)
Weighted average common shares outstanding	299,425	299,412	299,392	299,011

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:
•Revenues: Variations in fuel cell product and service revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus, and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts.
•Operating expenses: Operating expenses were negatively impacted in the third quarter of 2025, the second quarter of 2025, and the third quarter of 2024 by restructuring and related charges of ($17.6) million, ($5.9) million, and ($16.1) million, respectively. Operating expenses were also negatively impacted in the fourth quarter of 2024, the third quarter of 2024, and the first quarter of 2024 by impairment losses on trade receivables of ($3.2) million, ($7.9) million, and ($1.7) million, respectively. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.
•Net loss from continuing operations: Net loss from continuing operations is impacted by the above noted impacts on Revenues and Operating expenses. Net loss in the fourth quarter of 2025 was negatively impacted by impairment charges on equity investment in joint venture and associations of ($4.6) million, and negatively impacted by impairment charges on intangible assets of ($1.1) million. Net loss in the second quarter of 2025, the first quarter of 2025, the fourth quarter of 2024, and the third quarter of 2024 was negatively impacted by impairment charges on property, plant and equipment and intangible assets of ($0.9) million, ($2.2) million, ($5.0) million, and ($106.8) million, respectively. Net loss in the third quarter of 2024 was negatively impacted by impairment charges on goodwill of ($40.3) million.
Net loss in the fourth quarter of 2025, the third quarter of 2025, the second quarter of 2025, the first quarter of 2025, the fourth quarter of 2024, the third quarter of 2024, the second quarter of 2024, and the first quarter of 2024, was also impacted by mark to market gains (losses) on financial assets of ($5.1) million, ($0.9) million, $3.3 million, $4.4 million, ($7.4) million, ($2.7) million, $1.7 million, and ($6.3) million, respectively, related primarily to our long-term financial investments in HyCap, Clean H2, Forsee Power, Wisdom, Quantron, and Templewater.
6.CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES
6.1     Summary of Cash Flows
Cash and cash equivalents were $527.1 million as of December 31, 2025, compared to $603.9 million as of December 31, 2024. The ($76.9) million decrease in cash and cash equivalents in 2025 was driven primarily by cash used in operating activities of ($56.2) million, purchases of property, plant and equipment and intangible assets of ($10.2) million, long-term financial investments of ($8.7) million, and by finance lease repayments of ($3.0) million.

6.2     Cash Provided by (Used by) Operating Activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2025	2024	$ Change
Cash Operating Loss	$(5,365)	$(23,938)	$18,573
Change in Working Capital:
Trade and other receivables	7,387	(4,684)	12,071
Inventory	16,164	6,514	9,650
Prepaid expenses and other current assets	1,079	2,976	(1,897)
Trade and other payables	(8,969)	(6,917)	(2,052)
Deferred revenue	692	2,289	(1,597)
Warranty provision	440	(645)	1,085
	16,793	(467)	17,261
Cash Provided (Used) by Operating Activities	$11,428	$(24,405)	$35,833
For the three months ended December 31, 2025, cash provided by operating activities was $11.4 million, compared to ($24.4) million for the three months ended December 31, 2024. The $35.8 million increase in cash provided by operating activities in the fourth quarter of 2025, as compared to the fourth quarter of 2024, was driven by the relative improvement in cash operating losses of $18.6 million, and by the relative improvement in working capital of $17.3 million.
The relative $18.6 million decrease in cash operating losses in the fourth quarter of 2025 was driven primarily by the decrease in Adjusted EBITDA loss of $24.4 million and by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa totaling ($5.8) million, including changes in impairment losses on trade receivables, inventory impairment and onerous contracts provision adjustments, restructuring expenses, finance and other income (excluding mark to market fair value changes on investments), and equity investment losses in joint venture and associates.
The total change in working capital of $16.8 million in the fourth quarter of 2025 was driven by lower inventory of $16.2 million due primarily to increased shipments in the quarter, by lower accounts and contract receivables of $7.4 million due primarily to the timing of revenues and the related customer collections, by lower prepaid expenses of $1.1 million primarily due to the timing of annual insurance renewals, and by higher deferred revenue of $0.7 million as we collected pre-payments on certain product and service contracts in advance of work performed. These fourth quarter of 2025 inflows were partially offset by lower accounts payable and accrued liabilities of ($9.0) million primarily as a result of the timing of restructuring expenses, supplier payments, and annual compensation awards.
The total change in working capital of ($0.5) million in the fourth quarter of 2024 was driven by lower accounts payable and accrued liabilities of ($6.9) million primarily as a result of the timing of restructuring payments, supplier payments, and annual compensation awards, and by higher accounts and contract receivables of ($4.7) million primarily due to the timing of revenues and the related customer collections. These fourth quarter of 2024 outflows were partially offset by lower inventory of $6.5 million primarily as a result of fourth quarter shipments, by lower prepaid expenses of $3.0 million primarily due to the timing of annual insurance renewals, and by higher deferred revenue of $2.3 million as we collected pre-payments on certain product and service contracts in advance of work performed.

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2025	2024	$ Change
Cash Operating Loss	$(74,215)	$(113,335)	$39,120
Change in Working Capital:
Trade and other receivables	6,046	13,349	(7,303)
Inventory	10,069	(16,946)	27,016
Prepaid expenses and other current assets	2,893	2,689	204
Trade and other payables	(8,326)	1,204	(9,529)
Deferred revenue	6,693	7,044	(351)
Warranty provision	673	(2,104)	2,776
	18,048	5,236	12,813
Cash Used by Operating Activities	$(56,167)	$(108,099)	$51,933
For the year ended December 31, 2025, cash used by operating activities was ($56.2) million compared to ($108.1) million for year ended December 31, 2024. The $51.9 million decrease in cash used by operating activities in 2025, as compared to 2024, was driven by the relative decrease in cash operating losses of $39.1 million, and by the relative improvement in working capital of $12.8 million.
The relative $39.1 million decrease in cash operating losses in 2025 was driven primarily by the decrease in Adjusted EBITDA loss of $67.2 million and by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa totaling ($28.1) million, including changes in impairment losses on trade receivables, inventory impairment and onerous contracts provision adjustments, restructuring expenses, finance and other income (excluding mark to market fair value changes on investments), and equity investment losses in joint venture and associates.
The total change in working capital of $18.1 million in 2025 was driven by lower inventory of $10.1 million due primarily to increased shipments in the quarter, higher deferred revenue of $6.7 million as we collected pre-payments on certain product and service contracts in advance of work performed, lower accounts and contract receivables of $6.0 million due primarily to the timing of revenues and the related customer collections, and by lower prepaid expenses of $2.9 million primarily due to the timing of annual insurance renewals. These 2025 inflows were partially offset by lower accounts payable and accrued liabilities of ($8.3) million primarily as a result of the timing of restructuring expenses, supplier payments, and annual compensation awards.
The total change in working capital of $5.2 million 2024 was driven by lower accounts and contract receivables of $13.3 million primarily due to the timing of revenues and the related customer collections, by higher deferred revenue of $7.0 million as we collected pre-payments on certain product and service contracts in advance of work performed, and by lower prepaid expenses of $2.7 million. These 2024 inflows were partially offset by higher inventory of ($16.9) million primarily to support expected product shipments in 2025, and by lower warranty provisions of ($2.1) million.

6.3     Cash Provided by (Used by) Investing Activities
Investing activities resulted in net cash outflows of ($9.7) million and ($20.9) million, respectively, for the three months and year ended December 31, 2025, compared to net cash outflows of ($6.1) million and ($36.5) million, respectively, for the corresponding periods of 2024.
Investing activities in the fourth quarter of 2025 of ($9.7) million consist of capital expenditures of ($3.8) million incurred primarily for production and test equipment; long-term investments of ($3.8) million for new investments in Clean H2, HyCap, and Templewater; and net increases in short-term investments of ($2.1) million.
Investing activities in 2025 of ($20.9) million consist of capital expenditures of ($10.2) million incurred primarily for production and test equipment and certain intangible assets; long-term investments of ($8.7) million for new investments in HyCap, Clean H2, and Templewater; net increases in short-term investments of ($2.1) million; partially offset by proceeds on disposition of certain small stationary assets in Denmark of $0.1 million.
Investing activities in the fourth quarter of 2024 of ($6.1) million consist of capital expenditures of ($5.9) million incurred primarily for production and test equipment and certain intangible assets; long-term investments of ($3.3) million for new investments in HyCap and Clean H2; partially offset by proceeds on disposition of certain small stationary assets in Denmark of $3.2 million.
Investing activities in 2024 of ($36.5) million consist of capital expenditures of ($27.6) million incurred primarily for production and test equipment and certain intangible assets; long-term investments of ($12.0) million for new investments in HyCap, Clean H2, and Templewater; partially offset by proceeds on disposition of certain small stationary assets in Denmark of $3.2 million.
6.4     Cash Provided by (Used by) Financing Activities
Financing activities resulted in net cash outflows of ($0.4) million and ($2.6) million, respectively, for the three months and year ended December 31, 2025, compared to net cash outflows of $0.8 million and ($1.5) million, respectively, for the corresponding periods of 2024.
Financing activities in the fourth quarter of 2025 of ($0.4) million consist of finance lease payments of ($0.8) million, partially offset by proceeds from the exercise of share purchase options of $0.5 million.
Financing activities in 2025 of ($2.6) million consist of finance lease payments of ($3.0) million, partially offset by proceeds from the exercise of share purchase options of $0.5 million.
Financing activities in the fourth quarter of 2024 of $0.8 million consist of a recovery on settlement and termination of the defined benefit pension plan for certain former United States employees of $1.5 million, partially offset by finance lease payments of ($0.7) million.
Financing activities in 2024 of ($1.5) million consist of finance lease payments of ($3.3) million, partially offset by a recovery on settlement and termination of the defined benefit pension plan for certain former United States employees of $1.5 million, and proceeds from the exercise of share purchase options of $0.3 million.
6.5     Liquidity and Capital Resources
As of December 31, 2025, we had total liquidity of $531.3 million. We measure liquidity as our net cash and short-term investment position, consisting of the sum of our cash, cash equivalents and short-term investments of $531.3 million, as we have no bank debt.

We have a Letter of Guarantee Facility (the “LG Facility”) enabling our bank to issue letters of guarantee, standby letters of credit, performance bonds, or similar credits on our behalf from time to time up to a maximum of $2.0 million. The LG Facility also enables us to enter into foreign exchange contracts (at face value amounts in excess of the LG Facility). As of December 31, 2025, nominal amounts were outstanding under the LG Facility.
We also have a Loan Agreement (the “Loan Agreement”) enabling our bank to issue commercial credit cards, standby letters of credit, or similar credits on our behalf from time to time up to a maximum of approximately Canadian $13 million. As of December 31, 2025, letters of credit of Canadian $2.6 million were outstanding under the Loan Agreement.
Our liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. We believe that we have adequate liquidity in cash and working capital to achieve our liquidity objective.
Failure to achieve or maintain this liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, make increased investments in working capital and capital expenditures as we grow our business, and make ongoing capital contributions in support of our investment in certain hydrogen infrastructure and growth equity funds, our actual liquidity requirements will also vary and will be impacted by future acquisitions and strategic partnerships and investments, our relationships with our lead customers and strategic partners including their ability to successfully finance and fund their operations and programs and agreements with us, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.
We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable the timely issuance of equity securities in the public market, we renewed our Base Shelf Prospectus on file with the securities regulators in Canada on June 11, 2025. The Base Shelf Prospectus, which is effective for 25-months ending in July 2027, was filed in each of the provinces and territories of Canada, and a corresponding shelf registration statement on Form F-10 was also filed with the United States Securities and Exchange Commission. These filings will enable offerings of securities at any time during the 25-month period that the Base Shelf Prospectus remains effective. No offerings of securities under this Base Shelf Prospectus have been issued to date.
No assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company. If any securities are offered under the Base Shelf Prospectus, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a supplement to the Base Shelf Prospectus filed with applicable Canadian securities regulators and/or the SEC, respectively, at the time of such an offering.
7.OTHER FINANCIAL MATTERS
7.1     Off-Balance Sheet Arrangements and Contractual Obligations
Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these contracts at their fair value as either assets or liabilities on our statement of financial position. Any changes in fair value are either (i) recorded in other comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in profit or loss (general and administrative expense) if either not designated, or not qualified, under hedge accounting criteria. As of December 31, 2025, we did not have any outstanding foreign exchange currency contracts.
As of December 31, 2025, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments, or non-consolidated variable interests.
As of December 31, 2025, we had the following contractual obligations and commercial commitments calculated on a non-discounted basis (with the exception of Finance leases):

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years
Finance leases	$30,044	$5,070	$7,710	$5,739	$11,525
Asset retirement obligations	2,856	—	—	—	2,856
Long-term investment (HyCap)	6,335	6,335	—	—	—
Long-term investment (Clean H2)	21,396	21,396	—	—	—
Long-term investment (Templewater)	316	316	—	—	—
Total contractual obligations	$60,947	$33,117	$7,710	$5,739	$14,381
Long-term investments include an investment committing us to be a limited partner in HyCap, a hydrogen infrastructure and growth equity fund. HyCap is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest £25.0 million (including £20.3 million invested as of December 31, 2025) into HyCap.
Long-term investments also include an investment committing us to be a limited partner in Clean H2, another hydrogen infrastructure and growth equity fund. Clean H2 is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest €30.0 million (including €11.8 million invested as of December 31, 2025) into Clean H2.
Long-term investments also include an investment committing us to be a limited partner in Templewater, a decarbonization climate technology and growth equity fund. We have committed to invest $1.0 million (including $0.7 million invested as of December 31, 2025) in Templewater.
In addition, we have outstanding commitments of $5.8 million as of December 31, 2025, related primarily to purchases of property, plant, and equipment. Capital expenditures and expenditures on other intangible assets pertain to our regular operations and are expected to be funded through cash on hand.
In connection with the acquisition of intellectual property from UTC in 2014, we have a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of our intellectual property portfolio for a period of 15-years expiring in April 2029. No royalties were paid to UTC for years ended December 31, 2025 and 2024.
As of December 31, 2025, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date due to this agreement.
We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date due to this agreement.
In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. As of December 31, 2025, we have not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.
7.2     Related Party Transactions
Related parties include our 49% owned equity accounted investee, Weichai Ballard JV. Transactions between us and our subsidiaries are eliminated on consolidation. For the three months and year ended December 31, 2025 and 2024, related party transactions and balances with Weichai Ballard JV are as follows:

(Expressed in thousands of U.S. dollars)	Three Months ended December 31,
Transactions with related parties	2025	2024
Revenues	$1,266	$64
Cost of goods sold and operating expenses	$827	$3,222
Impairment of Equity Accounted Investment	$4,634	$—

(Expressed in thousands of U.S. dollars)	Year Ended December 31,
Transactions with related parties	2025	2024
Revenues	$1,531	$2,480
Cost of goods sold and operating expenses	$974	$10,997
Impairment of Equity Accounted Investment	$4,634	$—

(Expressed in thousands of U.S. dollars)	As at Dec 31,	As at Dec 31,
Balances with related parties	2025	2024
Accounts receivable	$1,607	$3,447
Deferred revenue	$(1,607)	$(1,831)
Equity Accounted Investment	$—	$8,238
We also provide key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Company’s share-based compensation plans. Key management personnel compensation is summarized in note 25 to our annual consolidated financial statements for the year ended December 31, 2025.
7.3     Outstanding Share and Equity Information

As of March 11, 2026
Common share outstanding	300,913,456
Options outstanding	2,165,266
DSUs outstanding	1,032,672
RSUs / PSUs outstanding (subject to vesting and performance criteria)	5,124,626
8.USE OF PROCEEDS
8.1     Reconciliation of Use of Proceeds from Previous Financings
During 2021 and 2020, we completed the following offerings of our common shares (“Common Shares”):
•On February 23, 2021, we closed a bought deal offering of 14.87 million Common Shares at a price of $37.00 per Common Share for gross proceeds of $550.2 million and net proceeds of $527.3 million (the “2021 Offering”).
•On September 1, 2020, we announced an at-the-market equity program to issue a total of 16.45 million Common Shares from treasury (the “$250 million ATM Program”). The 16.45 million Common Shares issued under the $250 million ATM Program were sold in the third and fourth quarters of 2020 at prevailing market prices at the time of sale for total gross proceeds of $250 million and total net proceeds of $244.1 million.
•On March 10, 2020, we announced an at-the-market equity program to allow the issuance of up to $75 million of Common Shares from treasury (the “$75 million ATM Program” and together with the $250 million ATM Program, the “2020 ATM Programs”). The 8.2 million Common Shares issued under the $75 million ATM Program were sold in the first half of 2020 at prevailing market prices at the time of sale for total gross proceeds of $66.7 million and total net proceeds of $64.7 million.
The net proceeds from the 2021 Offering of $527.3 million were intended to be used to further strengthen the Company’s financial position, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. The net proceeds from the 2020 ATM Programs of $308.8 million were intended to be used for general corporate purposes. Pending their use, we disclosed our intention to invest the net proceeds from the 2021 Offering in short-term, investment grade, interest bearing instruments or to hold them as cash and cash equivalents.
The following tables sets out a comparison of the Company’s disclosed expected use of net proceeds from the 2021 Offering and the 2020 ATM Programs to the actual use of such net proceeds to December 31, 2025. As of December 31, 2025, the residual net proceeds from the 2021 Offering and the 2020 ATM Programs were held in interest bearing cash accounts.

2021 Offering Net Proceeds $527.3M
Intended Use of Net Proceeds: Further strengthen the Company’s balance sheet, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Research and Product Development (cash Operating cost) expenditures including product development of next generation fuel cell stacks and modules	$148,788	N/A	N/A
Investments in property, plant and equipment and other intangible assets including production capacity expansion and localization	$45,178	N/A	N/A
Strategic partnerships and investments including Quantron, Wisdom, Forsee Power, HyCap, Clean H2, Templewater, Weichai Ballard JVCo, and acquisition related expenses	$24,272	N/A	N/A
Total expended to December 31, 2025	$218,238

2020 ATM Programs Net Proceeds $308.8M
Intended Use of Net Proceeds: General Corporate Purposes
Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Gross Margin loss expenditures (net of inventory impairment charges)	$42,322	N/A	N/A
General and Administration (cash Operating cost) expenditures	$85,805	N/A	N/A
Sales and Marketing (cash Operating cost) expenditures	$49,056	N/A	N/A
Restructuring and related expenditures	$48,408	N/A	N/A
Working capital requirements	$26,911	N/A	N/A
Lease liability principal repayments	$14,438	N/A	N/A
Total expended to December 31, 2025	$266,940
9.ACCOUNTING MATTERS
9.1     Overview
Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
9.2     Critical Judgments in Applying Accounting Policies
Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of our ability to continue as a going concern (See Note 2 (e) to our annual consolidated financial statements).
Our material accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2025. Effective January 1, 2026, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.
9.3     Key Sources of Estimation Uncertainty
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income, and expenses within the next financial year.
REVENUE RECOGNITION
Revenues are generated primarily from product sales, the sale of related extended warranty and customer services, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues and extended warranty and customer service revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.
Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment.
On standard product sales contracts, product revenues are recognized when customers obtain control of the product, which is when transfer of title and risks and rewards of ownership of goods have passed, and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Extended warranty and customer service revenues earned on standard product sales contracts are typically recognized over time on a straight-line basis consistent with the term of the extended warranty or customer service provided. Revenue recognition for standard product sales contracts does not usually involve significant estimates.
On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit. Revenue recognition for standard license and sale agreements does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.
On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer’s specification, and if a contract is terminated by the customer, then the Company is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time. On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. If the estimated costs for completing the contract exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known. Deferred revenue (i.e., contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.
•The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.
•The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration for which the Company expects to be entitled and in determining when a performance obligation has been met.
Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change.
During the three months and year ended December 31, 2025, and 2024, there were no significant adjustments to revenues relating to revenue recognized in a prior period.
ASSET IMPAIRMENT
The carrying amounts of our non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment or impairment reversal. If any such indicator exists, then the asset’s recoverable amount is estimated. For assets including goodwill, intangible assets, and property, plant and equipment, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable, or that past impairments may now be recoverable.

As a result of indicators of potential impairment including a decline in the Company’s market capitalization in 2024, the initiation of a global corporate restructuring in September 2024, and indicators of slowing hydrogen and fuel cell policy implementation and market adoption, we updated our asset impairment tests as of September 30, 2024, December 31, 2024, March 31, 2025, and June 30, 2025.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill and other non-financial assets to cash-generating units reflects the lowest level at which these assets are monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management, and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates.
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. However, individual assets within the cash-generating unit are not impaired below their residual fair market value.
An impairment loss in respect of goodwill is not reversed. In respect of other assets including property, plant and equipment, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the cumulative loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
As a result of impairment tests performed in 2024, we recognized goodwill impairment charges of ($40.3) million in the three months ended September 30, 2024 to write-down goodwill to nil. In addition, we recognized impairment charges on property, plant and equipment of ($106.8) million in the three months ended September 30, 2024, consisting of a fair value impairment allowance of ($105.0) million against consolidated capital assets to impair these operating assets to their estimated residual value of approximately $9.0 million, and a write-down of certain specific assets of ($1.8) million that were discontinued pursuant to the global corporate restructuring. During the three months ended December 31, 2024, we recognized adjustments to the net ($105.0) million fair value impairment allowance on property, plant and equipment consisting of (i) additions to the allowance for capital additions in the period of ($4.6) million as the Company’s market capitalization remained depressed; (ii) deductions to the allowance for specifically identified capital assets totaling $14.5 million that were directly impaired or disposed of in the period; and (iii) deductions to the allowance for depreciation and amortization expense of $1.6 million that would have been recognized had the underlying assets not been fully impaired to estimated residual value. As of December 31, 2024, the net fair value impairment allowance recognized against consolidated property, plant and equipment approximated ($93.5) million.
During the year ended December 31, 2025, we recognized adjustments to the net ($93.5) million fair value impairment allowance on property, plant and equipment at December 31, 2024, consisting of (i) additions to the allowance for capital additions in the first six months of 2025 of ($3.2) million as the Company’s market capitalization remained depressed below equity value during this time; (ii) deductions to the allowance for specifically identified capital assets totaling $6.2 million that were directly impaired or disposed of in the period; and (iii) deductions to the allowance for depreciation and amortization expense of $13.7 million that would have been recognized had the underlying assets not been fully impaired to estimated residual value during this time. As of December 31, 2025, the net fair value impairment allowance recognized against consolidated property, plant and equipment approximated ($76.7) million. In the event that the Company identifies impairment reversal indicators in the future, including continued market capitalization recovery in excess of equity value, and other indicators of operating asset fair value increases, this net remaining impairment allowance of ($76.7) million may be reversed in part or in full.
WARRANTY PROVISION
A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.
In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2025, we recorded provisions to accrued warranty liabilities of $1.4 million and $4.4 million, respectively, for new product sales, compared to $2.3 million and $6.3 million, respectively, for the three months and year ended December 31, 2024.
We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2025, were adjusted downwards (upwards) by $nil million and ($0.7) million, respectively, compared to adjustments of $2.1 million and $4.0 million, respectively, for the three months and year ended December 31, 2024.
INVENTORY AND ONEROUS CONTRACT PROVISIONS
In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends, and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.
A provision for onerous contracts is also assessed and measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. Before an onerous contract provision is established, we recognize any impairment loss on the assets (including through an inventory provision) associated with that contract.
During the three months and year ended December 31, 2025, positive inventory impairment and onerous contract provision adjustments of $1.8 million and $6.0 million, respectively, were recorded as a (charge) recovery to cost of product and service revenues, compared to negative inventory impairment and onerous contract provision adjustments of ($1.3) million and ($5.7) million, respectively, in the three months and year ended December 31, 2024.
FAIR VALUE MEASUREMENT (INCLUDING INVESTMENTS)
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk. A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as “active” if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible, but this is not always available. In that case, management uses the best information available. Where they are available, the fair value of investments is based on observable market transactions. Estimated fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date. For investments in private funds that hold investments where fair market value is not readily determinable, including our investments in HyCap, Clean H2 and Templewater, we typically rely on the fund manager’s assessment of the value of these investments to value our interest in the fund.
The best evidence of the fair value of a financial instrument (including investments) on initial recognition is usually the transaction price – i.e., the fair value of the consideration given or received. If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable data, or the transaction is closed out.
During the three months and year ended December 31, 2025, we recognized net mark to market gain (loss) on financial assets of ($5.1) million and $1.7 million, respectively, compared to ($7.4) million and ($14.8) million, respectively, for the three months and year ended December 31, 2024. Mark to market gain (loss) in 2025 and 2024 consist primarily of changes in the fair value of our long-term financial investments including HyCap, Clean H2, Forsee Power, Wisdom, Quantron, and Templewater.
9.4     Recently Adopted Accounting Policy Changes
Effective January 1, 2025, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.
9.5 Future Accounting Policy Changes
The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.
Presentation and Disclosure in Financial Statements (IFRS 18)
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged.
The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as 'non-GAAP measures,') and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:
•introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•requiring disclosure about management performance measures (MPMs); and
•adding new principles for aggregation and disaggregation of information.
IFRS 18 applies for annual periods beginning on or after January 1, 2027. Early application is permitted. The extent of the impact of adoption of IFRS 18 has not yet been determined.
10.SUPPLEMENTAL NON-GAAP MEASURES AND RECONCILIATIONS
10.1 Overview
In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs (including its components of research and product development (operating cost), general and administrative (operating cost) and sales and marketing (operating cost)), EBITDA and Adjusted EBITDA. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, operating expenses, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. The calculation of these non-GAAP measures has been made on a consistent basis for all periods presented.
10.2 Cash Operating Costs
This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on an ongoing cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.
We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, total operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring and related costs, acquisition related costs, the impact of unrealized gains and losses on foreign exchange contracts, and financing charges. The following tables show a reconciliation of total operating expenses to Cash Operating Costs for the three months and year ended December 31, 2025 and 2024:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2025	2024	$ Change
Total Operating Expenses	$16,865	$33,164	$(16,299)
Stock-based compensation (expense) recovery	(95)	(1,068)	973
Impairment recovery (losses) on trade receivables	(189)	(3,206)	3,017
Acquisition related costs	—	—	—
Restructuring and related (costs) recovery	734	(708)	1,442
Impact of unrealized gains (losses) on foreign exchange contracts	—	(852)	852
Depreciation and amortization	(1,169)	(137)	(1,032)
Cash Operating Costs	$16,146	$27,193	$(11,047)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Cash Operating Costs	2025	2024	$ Change
Total Operating Expenses	$108,920	$161,318	$(52,398)
Stock-based compensation expense	(3,884)	(7,456)	3,572
Impairment recovery (losses) on trade receivables	(720)	(12,760)	12,040
Acquisition related costs	—	—	—
Restructuring and related (costs) recovery	(22,963)	(17,046)	(5,917)
Impact of unrealized gains (losses) on foreign exchange contracts	685	(1,095)	1,780
Depreciation and amortization	(3,103)	(7,030)	3,927
Cash Operating Costs	$78,935	$115,931	$(36,996)
The components of Cash Operating Costs of research and product development (cash operating cost), general and administrative (cash operating cost), and sales and marketing (cash operating cost) differ from their respective most comparable GAAP measure of research and product development expense, general and administrative expense, and sales and marketing expense, primarily because they do not include stock-based compensation expense, depreciation and amortization expense, and acquisition related costs. A reconciliation of these respective operating expenses to the respective components of

Cash Operating Costs for the three months and year ended December 31, 2025 and 2024 is included in Section 5.3 Operating Expenses and Other Items.
A breakdown of total stock-based compensation expense for the three months and year ended December 31, 2025 and 2024 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Stock-based compensation expense	2025	2024	$ Change
Total stock-based compensation expense recorded as follows:
Cost of goods sold	$—	$—	$—
Research and product development expense (recovery)	67	624	(557)
General and administrative expense (recovery)	185	530	(345)
Sales and marketing expense (recovery)	(157)	(86)	(71)
Stock-based compensation expense (recovery)	$95	$1,068	$(973)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Stock-based compensation expense	2025	2024	$ Change
Total stock-based compensation expense recorded as follows:
Cost of goods sold	$—	$—	$—
Research and product development expense	1,806	4,317	(2,511)
General and administrative expense	1,993	2,363	(370)
Sales and marketing expense	85	776	(691)
Stock-based compensation expense	$3,884	$7,456	$(3,572)
A breakdown of total depreciation and amortization expense for the three months and year ended December 31, 2025 and 2024 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Depreciation and amortization expense	2025	2024	$ Change
Total depreciation and amortization expense recorded as follows:
Cost of goods sold	$(25)	$858	$(883)
Research and product development expense	934	(141)	1,075
General and administrative expense	235	278	(43)
Sales and marketing expense	—	—	—
Depreciation and amortization expense	$1,144	$995	$149

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Depreciation and amortization expense	2025	2024	$ Change
Total depreciation and amortization expense recorded as follows:
Cost of goods sold	$955	$4,527	$(3,572)
Research and product development expense	2,257	5,587	(3,330)
General and administrative expense	845	1,441	(596)
Sales and marketing expense	1	2	(1)
Depreciation and amortization expense	$4,058	$11,557	$(7,499)
10.3 EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts. The following tables show a reconciliation of net loss to EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2025 and 2024:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2025	2024	$ Change
Net loss from continuing operations	$(17,527)	$(46,471)	$28,944
Depreciation and amortization	1,144	995	149
Finance expense	451	539	(88)
Income taxes (recovery)	27	18	9
EBITDA	$(15,905)	$(44,919)	$29,014
Stock-based compensation expense (recovery)	95	1,068	(973)
Acquisition related costs	—	—	—
Finance and other (income) loss	(850)	2,079	(2,929)
Impairment charge (recovery) on property, plant and equipment	(687)	4,258	(4,945)
Impairment charge on intangible assets	1,120	658	462
Impairment charge on equity investment	4,634	—	4,634
Impact of unrealized (gains) losses on foreign exchange contracts	—	852	(852)
Adjusted EBITDA	$(11,593)	$(36,004)	$24,411

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2025	2024	$ Change
Net loss from continuing operations	$(90,914)	$(323,530)	$232,616
Depreciation and amortization	4,058	11,557	(7,499)
Finance expense	1,905	2,146	(241)
Income taxes (recovery)	51	121	(70)
EBITDA	$(84,900)	$(309,706)	$224,806
Stock-based compensation expense	3,884	7,456	(3,572)
Acquisition related costs	—	—	—
Finance and other (income) loss	(27,383)	(18,933)	(8,450)
Impairment charge on goodwill	—	40,277	(40,277)
Impairment charge on property, plant and equipment	2,475	111,020	(108,545)
Gain on sale of property, plant and equipment	(73)	—	(73)
Impairment charge on intangible assets	1,120	658	462
Impairment charge on equity investment	4,634	—	4,634
Impact of unrealized (gains) losses on foreign exchange contracts	(685)	1,095	(1,780)
Adjusted EBITDA	$(100,928)	$(168,133)	$67,205